November 7, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pittsburgh & West Virginia Railroad Registration Statement on Form S-4 (File No. 333-176571) Request for Withdrawal of Registration Statement on Form S-4

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Pittsburgh & West Virginia Railroad (“PW”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Registration Statement on Form S-4 (File No. 333-176571), together with all exhibits and amendments thereto (collectively, the “PW Registration Statement”).

The PW Registration Statement was initially filed with the Commission on August 31, 2011 and amended on October 20, 2011.

The PW Registration Statement has not been declared effective by the Commission, and no offers or sales of the securities have been made pursuant to the PW Registration Statement.

PW believes the withdrawal of the PW Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  Further, PW  makes this request for withdrawal because Power REIT, a Maryland real estate investment trust and wholly-owned subsidiary of PW, intends to file a substantially similar Registration Statement on Form S-4 (the “Power REIT Registration Statement”) regarding the merger transaction described in the PW Registration Statement.

PW hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the PW Registration Statement be credited to Power REIT’s account for use in connection with the Power REIT Registration Statement.

Very truly yours,

Pittsburgh & West Virginia Railroad

/s/ David H. Lesser

David H. Lesser
CEO and Chairman